Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

2013 ANNUAL GENERAL MEETING DOCUMENTATION

Brisbane, Australia, 25 October 2013. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) today announces that its Annual General Meeting will be held on Thursday 28 November 2013 at 1.00pm at the West Auditorium, Brisbane Technology Park, 1 Clunies Ross Court, Eight Mile Plains, Brisbane.

Please find attached the 2013 Notice of Annual General Meeting, Explanatory Statement and sample Proxy Form.

Hard copies of these documents are being mailed today to those shareholders who have requested to receive a hard copy. Shareholders who have elected to receive the above documents electronically should receive an email today.

The 2013 Annual Report has also been mailed today to shareholders who have elected to receive a hard copy. The 2013 Annual Report was lodged with the ASX on 27 September 2013 and is available on Progen’s website at www.progen-pharma.com.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

ABN 82 010 975 612

MEETING DOCUMENTATION

2013 ANNUAL GENERAL MEETING

at 1:00pm (Brisbane time) Thursday, 28 November 2013

West Auditorium

Brisbane Technology Park

1 Clunies Ross Court

Eight Mile Plains

QLD 4113

CHAIRMAN’S LETTER

Dear Shareholder

I am pleased to invite you to Progen’s Annual General Meeting (AGM). The meeting is scheduled to be held at 1.00pm (Brisbane time) on Thursday 28 November 2013 at the West Auditorium, Brisbane Technology Park, 1 Clunies Ross Court, Eight Mile Plains, Brisbane, Queensland, Australia.

I would encourage you to read Progen’s Annual Report for 2013 for information on our achievements and challenges during the past year and about our objectives and strategies for the next year.

The Annual Report also contains the Company’s Financial Statements (and notes) for the year ended 30 June 2013, the Directors’ Report and the Audit Report. This will be tabled and considered at the AGM.

The AGM will commence at 1:00pm (Brisbane time) but you will be able to register your attendance from 12:30pm.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form or vote online at www.investorvote.com.au.

I look forward to seeing you at this year’s AGM.

Yours sincerely

/s/ Stuart James
Mr Stuart James
Chairman

25 October 2013

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘Annual General Meeting’ means the proposed meeting of all Shareholders currently scheduled for 1:00pm (Brisbane time) on Thursday, 28 November 2013 in the West Auditorium, Brisbane Technology Park, 1 Clunies Ross Court, Eight Mile Plains, Queensland, Australia to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

‘Associates’ has the meaning given to it by sections 10 to 17 of the Corporations Act;

‘ASIC’ means the Australian Securities and Investments Commission;

‘ASX’ means the ASX Limited ABN 98 008 624 691;

‘Board’ means the Board of Directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Cth);

‘Director’ means a director of Progen;

‘Explanatory Memorandum’ means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

‘Listing Rules’ means the Listing Rules of the ASX;

‘Meeting Documentation’ means:

•                  the letter from the Chairman to Shareholders dated 25 October 2013;

•                  the Explanatory Memorandum;

•                  the Notice of Annual General Meeting; and

•                  the proxy form for the Annual General Meeting;

‘Notice of Annual General Meeting’ means the Notice dated 25 October 2013 which is enclosed in the Meeting Documentation;

‘Plan’ means the Progen Directors’ and Employees’ Option Incentive Plan;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Pharmaceuticals Limited will be held in the West Auditorium, Brisbane Technology Park, 1 Clunies Ross Court, Eight Mile Plains, Queensland on Thursday 28 November 2013 at 1:00pm.

CHAIRMAN’S ADDRESS AND PRESENTATION

ORDINARY BUSINESS

The Financial Statements and Reports

To receive and consider the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2013.

RESOLUTIONS

1.              DIRECTORS’ REMUNERATION REPORT

To consider, and if thought fit, to pass the following resolution as an ordinary resolution in accordance with s250R(2) of the Corporations Act:

“That the section of the Directors Report in the 2013 Annual Report described as “Remuneration Report” be adopted.”

Note: Under s250R(3) of the Corporations Act the vote on this resolution is advisory only and does not bind the Directors or the Company.

Further information regarding the Directors’ Remuneration Report appears in the attached Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

A vote on Resolution 1 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any of the following persons:

(a)                  member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or

(b)                  a closely related party of such a member.

(each, an “Excluded Voter” for the purposes of Resolution 1).

However, an Excluded Voter may cast a vote on Resolution 1 if:

(c)                   both the following apply:

(i)	the Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on Resolution 1; and
(ii)	the vote is not cast on behalf of an Excluded Voter; or

(d)                  all of the following apply:

(i)	the Excluded Voter is the Chairman of the Annual General Meeting; and
(ii)

the proxy appointment expressly authorises the Chairman to exercise the proxy even though Resolution 1 is connected directly or indirectly with the remuneration of a member of the key management personnel for the Company, and even though the proxy appointment does not specify the way the proxy is to vote on Resolution 1 ; and

(iii)	the vote is not cast on behalf of an Excluded Voter.

2.              RE-ELECTION OF DIRECTOR — MR STUART JAMES

To consider, and if thought fit, to pass the following ordinary resolution:

“That Mr Stuart James, who was appointed as a director on 17 July 2009 and retires at the 2013 Annual General Meeting by rotation in accordance with rule 10.1.3 of the Company’s Constitution and Listing Rule 14.4, and is eligible for re-election and has consented to be a director of the Company, is re-elected as a director of the Company.”

Information about Mr Stuart James appears in the attached Explanatory Memorandum.

3.              RE-ELECTION OF DIRECTOR — MR JITTO ARULAMPALAM

To consider, and if thought fit, to pass the following ordinary resolution:

“That Mr Jitto Arulampalam, who was appointed as an additional director on 12 July 2013 and retires in accordance with rule 10.3.2 of the Company’s Constitution and Listing Rule 14.4, and is eligible for re-election and has consented to be a director of the Company, is re-elected as a director of the Company.”

Information about Mr Jitto Arulampalam appears in the attached Explanatory Memorandum.

4.              APPROVAL TO RATIFY PREVIOUS ISSUE OF SHARES

To consider, and if thought fit, to pass the following ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, the allotment and issue of 5,867,121 fully paid ordinary shares at an issue price of $0.21 each pursuant to a private placement made on 27 May 2013 be approved and ratified.”

Further information regarding the issue of shares pursuant to the private placement appears in the attached Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

A vote on Resolution 4 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any person who has participated in the share issue pursuant to the private placement referred to in this Resolution 4, or an Associate of any of those persons (each, an “Excluded Voter” for the purposes of Resolution 4).

However, an Excluded Voter may cast a vote on Resolution 4 if both the following apply:

(a)         the Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on Resolution 4; and

(b)         the vote is not cast on behalf of an Excluded Voter.

5.              APPROVAL TO RATIFY PREVIOUS ISSUE OF OPTIONS

To consider, and if thought fit, to pass the following ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, the allotment and issue of 1,000,000 unlisted options to Mercer Capital Pty Ltd on the terms and conditions sets out in the Explanatory Memorandum be approved and ratified.”

Further information regarding the issue of options appears in the attached Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

A vote on Resolution 5 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of Mercer Capital Pty Ltd, as participant in the issue of unlisted options referred to in this Resolution 5, or an Associate of Mercer Capital Pty Ltd (each, an “Excluded Voter” for the purposes of Resolution 5).

However, an Excluded Voter may cast a vote on Resolution 5 if both the following apply:

(a)         the Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on Resolution 5; and

(b)         the vote is not cast on behalf of an Excluded Voter

6.              APPROVAL OF ISSUE OF OPTIONS UNDER PROGEN’S DIRECTORS’ AND EMPLOYEES’ OPTION INCENTIVE PLAN

To consider, and if thought fit, to pass the following ordinary resolution:

“That, for the purposes of Exception 9(b) of Listing Rule 7.2, the issue of options under the Progen Directors’ and Employees’ Option Incentive Plan, the terms of which are summarised in the attached Explanatory Memorandum, be approved.”

Further information regarding the Progen Directors’ and Employees’ Option Incentive Plan is set out in the attached Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

A vote on Resolution 6 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any Director who is eligible to participate in Progen Directors’ and Employees’ Option Incentive Plan and an Associate of any of those Directors (each, an “Excluded Voter” for the purposes of Resolution 6).

However, an Excluded Voter may cast a vote on Resolution 6 if:

(a)         both the following apply:

(i)	the Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on Resolution 6; and
(ii)	the vote is not cast on behalf of an Excluded Voter; or

all of the following apply:

(i)	the Excluded Voter is the Chairman of the Annual General Meeting; and
(ii)

the proxy appointment expressly authorises the Chairman to exercise the proxy even though Resolution 6 is connected directly or indirectly with the remuneration of a member of the key management personnel for the Company, and even though the proxy appointment does not specify the way the proxy is to vote on Resolution 6; and

(iii)	the vote is not cast on behalf of an Excluded Voter.

BY ORDER OF THE BOARD

/s/ Blair Lucas
Blair Lucas
Company Secretary

16 October 2013

GENERAL

The Corporations Act requires the Financial Report, Directors’ Report and Independent Audit Report to be received and considered at the Annual General Meeting.

Neither the Corporations Act nor Progen’s Constitution requires Shareholders to vote on such reports other than the section of the Directors Report described as “Remuneration Report” that is the subject of Resolution 1. However, Shareholders will be given ample opportunity to raise questions about the reports at the Annual General Meeting.

Voting Instructions

Voting at the meeting

1.              If you are entitled to vote and attend the Annual General Meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.              On a poll, Shareholders have one vote for every fully paid Share held.

3.              Progen has determined that for the purposes of voting at the Annual General Meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7:00pm (Sydney time) on 26 November 2013.

Appointment of proxy

4.              If you are a Shareholder who is entitled to vote and you elect not to attend in person, you may still exercise your voting rights at the Annual General Meeting — either directly (on the attached Proxy Form) or by appointing a proxy to attend the Annual General Meeting and exercise your voting rights. In both cases, please complete and return the enclosed Proxy Form or visit www.investorvote.com.au to lodge your Proxy Form online and quoting the 6 digit control number found on the front of your mobile device and insert your postcode. A proxy need not be a Shareholder of Progen. Intermediary Online Subscribers (Custodians) can lodge a proxy online by visiting www.intermediaryonline.com.

5.              The attached Proxy Form must be completed and lodged in accordance with the instructions on the back of the Proxy Form and can be delivered to the Company’s Share Registry, Computershare Investor Services Pty Limited, with the below methods:

By mail: Computershare Investor Services Pty Limited

GPO Box 242 Melbourne, Victoria 3001 Australia

By Fax: (within Australia) 1800 783 447 or (outside Australia) + 61 3 9473 2555

Proxy Forms must be received by 1:00pm (Brisbane time) on 26 November 2013 to be valid.

Proxy Voting

6.              To appoint a proxy you should complete the proxy section at Step 1 on the attached Proxy Form. If you are entitled to cast 2 or more votes you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

7.              The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting, including with respect to Resolutions 1, 4, 5 and 6.

Bodies Corporate Voting

8.              A Shareholder that is a body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting.

Financial Statements

As required by section 317 of the Corporations Act, the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2013 are to be laid before the meeting.

Following consideration of the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2013, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon those documents.

Resolution 1 — Directors’ Remuneration Report

Section 300A of the Corporations Act requires the Directors to include in their Directors’ Report a section dealing with the remuneration of Directors and other key management personnel (‘Remuneration Report’) and section 250R(2) of the Corporations Act requires that the Remuneration Report be put to the vote of Shareholders for adoption. The Remuneration Report can be found in the Directors’ Report section on pages 19 to 25 of Progen’s 2013 Annual Report.

Section 250R(3) of the Corporations Act provides that the vote on the resolution is advisory only. However, if more than 25% of the votes are cast against two consecutive annual section 250R(2) resolutions, the Corporations Act requires a Shareholder vote on whether to convene a special meeting at which all directors (other than a managing director) who were in office when the second section 250R(2) resolution was passed must stand for re-election.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

Resolution 2 — Re-election of Director — Mr Stuart James

Resolution 2 deals with the re-election as a Director of Mr Stuart James who was appointed as a Director on 17 July 2009.

Under Listing Rule 14.4, a Director must not hold office (without re-election) past the third annual general meeting of the Company following the Director’s appointment or for a period greater than 3 years (whichever is the longer).

Under clause 10.1.3 of the Company’s Constitution one third, or the number nearest to one third if not divisible by three, of the current Directors must retire by rotation at each annual general meeting. Under clause 10.1.5 of the Company’s Constitution, the Directors to retire at any annual general meeting must be those who have been longest in office since their last election.

Accordingly Mr Stuart James retires at the end of the 2013 Annual General Meeting of the Company and, being eligible and having consented to act, presents himself for re-election.

A summary of Mr James’ experience and qualifications follows:

Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector. Following a 25 year career with Shell both in Australia and internationally, Mr James’ past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW). Mr James’ most recent executive role was as a CEO of The Mayne Group, including Mayne Health and Mayne Pharma. He is a Member of the Supervisory Board of Wolters Kluwer NV and a member of the Advisory Board of Gresham Private Equity Ltd. Mr James is Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd.

The Directors (in the absence of Mr James) recommend that Shareholders vote in favour of the re-election of Mr James as a director of the Company.

Resolution 3 — Re-election of Director — Mr Jitto Arulampalam

Resolution 3 deals with the re-election as a Director of Mr Jitto Arulampalam who was appointed as an additional Director on 12 July 2013.

Under Listing Rule 14.4, a Director appointed as an addition to the Board of the Company must not hold office (without re-election) past the next annual general meeting of the Company.

Under clause 10.3.2 of the Company’s Constitution any Director appointed as an addition to the existing Directors holds office until the next annual general meeting of the Company and is then eligible for re-election.

Accordingly Mr Jitto Arulampalam retires at the end of the 2013 Annual General Meeting of the Company and, being eligible and having consented to act, presents himself for re-election.

A summary of Mr Arulampalam’s experience and qualifications follows:

Jitto Arulampalam who is the current Chairman of Euro Petroleum Limited (Australian public company) is a Melbourne based businessman with over 20 years of extensive experience in corporate restructuring, capital raising, listing and running of public companies on the ASX. Having started his career in Accounting, Jitto spent more than 8 years with Westpac Banking Corporation in several key operational and strategic Banking roles before joining boards of Public companies.

In 2004 Jitto was head hunted by Newsnet Ltd as its CEO to assist in the restructuring of the company and to position it for an IPO. Since this appointment he was responsible for guiding the company through a successful restructure and positioned Newsnet as a leading innovator in the messaging/telco space to be recognised by the 2006 Australian Financial Review MIS Magazine as one of the “Top 25 global rising stars”.

In May 2010 Jitto co-founded ASX listed postash mining and exploration company Fortis Mining Ltd (ASX: FMJ). As the Executive Chairman, Jitto was instrumental in the company’s acquisition of world class potash assets in Kazakhstan, a monumental deal which ultimately led to the company being awarded “IPO of the Year 2011”. Jitto was also previously the Chairman of ASX listed companies Great Western Exploration Ltd (ASX: GTE) and Medicvision Limited (ASX: MVH).

Jitto is a member of many professional bodies including the Australian Institute of Company Directors.

The Directors (in the absence of Mr Arulampalam) recommend that Shareholders vote in favour of the re-election of Mr Arulampalam as a director of the Company.

Resolution 4 — Approval to Ratify Previous Issue of Shares

Resolution 4 seeks Shareholder ratification of the issue of 5,867,121 fully paid ordinary shares at an issue price of $0.21 per Share pursuant to a private placement made on 27 May 2013. The issue was made subsequent to the non-renounceable pro rata rights issue the Company announced on 16 April 2013, whereby the underwriter had oversubscribed interest in the underwritten shortfall of the rights issue, allowing the Company to make an additional private placement of Shares and raise additional capital.

The purpose of the funds raised by the private placement was for:

•                  continued preclinical and clinical development of PG545 and continued development of PI-88; and

•                  capital works on the manufacturing facility of the Company’s subsidiary, PharmaSynth Pty Limited, to increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients.

Subject to certain exceptions, Listing Rule 7.1 restricts a company from issuing or agreeing to issue equity securities in any 12 month period which amount to more than 15% of the Company’s ordinary securities on issue at the commencement of that period without Shareholder approval.

Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval, provided the issue did not breach the 15% threshold in Listing Rule 7.1. If subsequent approval to the issue of securities is provided by Shareholders, it will “refresh” the Company’s ability to issue securities up to the 15% limit without the need for Shareholder approval.

The Company seeks Shareholder ratification of the issue of shares under the private placement so that the Company will have the flexibility to issue further securities up to the 15% threshold should the need or opportunity arise.

In accordance with the requirements of Listing Rule 7.5, the following information is to be provided to Shareholders to allow them to assess Resolution 4:

•                  A total number of 5,867,121 Shares were allotted and issued.

•                  The Shares were issued at an issue price of $0.21 per Share.

•                  The private placement was an “excluded offer” determined in accordance with Section 708 of the Corporations Act. The Shares were placed with clients of Mercer Capital Pty Ltd.

•                  The shares issued were fully paid ordinary shares and rank pari passu with existing full-paid ordinary shares of the Company.

•                  Funds raised by the issue of Shares pursuant to the private placement have been and will be used for continued preclinical and clinical development of PG545 and continued development of PI-88, and for capital works on the manufacturing facility of PharmaSynth Pty Limited to increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients.

•                  A voting exclusion statement has been included for the purpose of Resolution 4.

The Directors recommend that Shareholders vote in favour of ratification of the previous issue of shares for the purpose of Listing Rule 7.4.

Resolution 5 — Approval to Ratify Previous Issue of Options

Resolution 5 seeks Shareholder ratification of the issue on 22 May 2013 of 1,000,000 unlisted options to subscribe for shares in the Company at an exercise price of $0.30 during the option period until the expiry date of 13 March 2016, pursuant to an underwriting agreement for the non-renounceable pro rata rights issue the Company announced on 16 April 2013.

Subject to certain exceptions, Listing Rule 7.1 restricts a company from issuing or agreeing to issue equity securities in any 12 month period which amount to more than 15% of the Company’s ordinary securities on issue at the commencement of that period without Shareholder approval.

Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval, provided the issue did not breach the 15% threshold in Listing Rule 7.1. If subsequent approval to the issue of securities is provided by Shareholders, it will “refresh” the Company’s ability to issue securities up to the 15% limit without the need for Shareholder approval.

The Company seeks Shareholder ratification of the issue of options under the underwriting agreement so that the Company will have the flexibility to issue further securities up to the 15% threshold should the need or opportunity arise.

In accordance with the requirements of Listing Rule 7.5, the following information is to be provided to Shareholders to allow them to assess Resolution 5:

•                  A total number of 1,000,000 unlisted options were issued.

•                  The options were issued with an exercise price of $0.30 per option.

•                  The issue of options was made to Mercer Capital Pty Ltd, the underwriter for the Company’s non-renounceable pro rata rights issue announced to market on 16 April 2013. The unlisted options permit the underwriter to subscribe for Shares in the Company at an exercise price of $0.30 per option exercisable by no later than 13 March 2016.

•                  The unlisted options were issued as part of the consideration to Mercer Capital Pty Ltd for fully underwriting the Company’s non-renounceable pro rata rights issue.

•                  A voting exclusion statement has been included for the purpose of Resolution 5.

The Directors recommend that Shareholders vote in favour of ratification of the previous issue of options for the purpose of Listing Rule 7.4.

Resolution 6 — Approval of issue of options under Progen’s Directors’ and Employees’ Option Incentive Plan

Resolution 6 seeks approval from Shareholders for the issue of options under the Company’s Directors’ and Employees’ Option Incentive Plan as an exception to Listing Rule 7.1. Approval was last obtained for the Plan at the 2010 AGM. The Directors believe that option incentive schemes are an effective means of attracting, retaining and motivating Directors and employees and intend to continue issuing options in the foreseeable future.

The resolution being put to Shareholders is for Shareholders to again approve issues of options under the Plan as an exception to the 15% rule in Listing Rule 7.1.

Listing Rule 7.1 of the Listing Rules provides that a listed company may issue in aggregate equity securities (which include shares and options) up to 15% of its fully paid ordinary shares within a 12 month period without seeking Shareholder approval. Options issued under an employee option incentive plan are therefore included within the 15% limit. There are various exceptions to this rule.

One of the exceptions provided for in Listing Rule 7.2, Exception 9(b), is that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit, provided that within 3 years before the date of issue of the securities, the Company’s Shareholders have approved the issue of securities under the employee incentive scheme as an exception to the 15% limit. Accordingly, Resolution 6 seeks Shareholder approval of the issue of options under the Plan being such an exception.

A summary of the terms of the Plan follows:

•                  The Directors may, at their discretion, issue invitations to ‘eligible employees’ inviting them to take up options under the Plan.

•                  ‘Eligible employees’ are full time and permanent part time employees and Directors of the Company. Note: under Listing Rule 10.14, any issue of options to a director requires specific approval at a general meeting of Shareholders. The Company will seek separate approval under Listing Rule 10.14 for any further issues to Directors under the Plan.

•                  The exercise price and exercise period will be determined by the Directors and specified on the invitation. The exercise price cannot be less than the average closing share price as recorded on the ASX in the 5 business days preceding the grant of options.

•                  An offer of options must not be made under the Plan if the number of shares that may be acquired on exercise of such options, when aggregated with:

(a)         the number of shares that would be issued if each outstanding offer or option to acquire unissued shares, being an offer made or option acquired in accordance with an employee share scheme, was to be accepted or exercised (as the case may be); and

(b)         the number or shares issued during the previous five years in accordance with an employee share scheme,

but disregarding any offer made, or option acquired or share issued, by way of or as a result of:

(c)          an offer to a person situated outside Australia at the time of receipt of the offer; and

(d)         an offer that did not require disclosure because of section 708 of the Corporations Act,

exceeds 5% of the total number of shares on issue at the time of that offer.

•                  Options granted under the Plan will lapse if the option-holder ceases to be an ‘eligible employee’ for any reason other than death, retirement or disability.

•                  Options granted in accordance with the Plan are personal to the option-holder and cannot be transferred to any other person (except a legal representative on the death of the option-holder).

•                  The Directors have the right to terminate the Plan at any time.

•                  The option-holder cannot participate in new issues of underlying securities without first exercising the options.

•                  In the event of a capital reconstruction, the options will be reconstructed in accordance with the Listing Rules.

A copy of the Plan can be found on the Company’s website at www.progen-pharma.com.

Since the date of the 2010 AGM 361,000 options have been issued under this Plan. A summary of the options issued is contained in the following table.

Issue Date	Expiry Date	Number	Exercise Price	Exercised	Lapsed/Forfeited
1 January 2011	1 January 2016	331,000	$0.29	0	241,000
25 September 2013	25 September 2018	30,000	$0.21	0	0
TOTAL		361,000			241,000

SRN/HIN: I9999999999 Lodge your vote: Online: www.investorvote.com.au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 552 270 (outside Australia) +61 3 9415 4000 Proxy Form . . . For your vote to be effective it must be received by 1:00pm (Brisbane time) Tuesday, 26 November 2013 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, . or turn over to complete the form A proxy need not be a securityholder of the Company. Progen Pharmaceuticals Limited ABN 82 010 975 612 Control Number: 999999 PIN: 99999 Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote. Vote and view the annual report online Your access information that you will need to vote: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. . T 000001 000 PGL MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Samples/000001/000001/i *S000001Q01* *S000001Q01*

 I 9999999999 I/We acknowledge that the Chairman of the Meeting may exercise my/our proxy even if the Chairman has an interest in the outcome of Item 6 and that votes cast by the Chairman, other than as proxy holder, would be disregarded because of that interest. Important for Item 6: If the Chairman of the Meeting is your proxy and you have not directed the Chairman how to vote on Item 6 below, please mark the box in this section. If you do not mark this box and you have not otherwise directed your proxy how to vote on Item 6, the Chairman of the Meeting will not cast your votes on Item 6 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 6 of business. Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ’X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions Appoint a Proxy to Vote on Your Behalf I/We being a member/s of Progen Pharmaceuticals Limited and entitled to attend and vote hereby appoint STEP 1 the Chairman OR PLEASE NOTE: If you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. Do not insert your own name(s). . or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Progen Pharmaceuticals Limited to be held at 1:00pm (Brisbane time) Thursday, 28 November 2013 at West Auditorium, Brisbane Technology Park, 1 Clunies Ross Court, Eight Mile Plains, QLD 4113 and at any adjournment or postponement of that Meeting. Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Items 1 & 6 (except where I/we have indicated a different voting intention below) even though Items 1 & 6 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. Important Note: For Item 6, this express authority is also subject to you marking the box in the section below. If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Item 6 by marking the appropriate box in step 2 below. STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. . SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Name Contact Daytime Telephone Date The Chairman of the Meeting intends to vote all available proxies in favour of each item of business. of the Meeting I ND P G L 1 6 8 0 4 3 A MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 / / XX For Against Abstain 1 Directors' Remuneration Report 2 Re-election of Director - Mr Stuart James 3 Re-election of Director - Mr Jitto Arulampalam 4 Approval to Ratify Previous Issue of Shares 5 Approval to Ratify Previous Issue of Options 6 Approval of Issue of Options under Progen's Directors' and Employees' Option Incentive Plan